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                               April 19, 2021

       Sam Kwok
       President
       Global Gold Royalty, Inc.
       304 S. Jones Blvd., Suite 513
       Las Vegas, NV 89107

                                                        Re: Global Gold
Royalty, Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed April 15,
2021
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed April 15,
2021
                                                            File No. 333-251389

       Dear Mr. Kwok:

              We have reviewed your amended registration statements and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 25, 2021 letter.

       Form S-1/A filed April 15, 2021

       General

   1. We note the disclosure on the prospectus cover page that the offering will terminate when all 10 million shares
are sold or April 15, 2022, unless you terminate it earlier. Please reconcile with the
disclosure in the plan of distribution section on page 19 that the offering will terminate on the
earlier of when all 10 million shares are sold, when the board decides to terminate the
offering before all 10 million shares are sold, or 180 days from the effective date of this
registration statement.
 Sam Kwok
Global Gold Royalty, Inc.
April 19, 2021
Page 2

        You may contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related matters.
Please contact Ken Schuler at 202-551-3718 or Craig Arakawa at 202-551-3650 if you have questions regarding comments on the engineering related matters. Please contact Jonathan Burr at 202-551-5833 or Pamela Howell at 202-551-3357 with any other questions.



FirstName LastNameSam Kwok                                 Sincerely,
Comapany NameGlobal Gold Royalty, Inc.
                                                           Division of
Corporation Finance
April 19, 2021 Page 2                                      Office of Real
Estate & Construction
FirstName LastName